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                                                                    EXHIBIT 99.1

                      (Equipment Finance, Inc. Letterhead)




                                                    January 18, 2002




Dear Shareholder:

         We will hold a Special Meeting of Shareholders of Equipment Finance, Inc. at 10:00 a.m. on Wednesday, February 20, 2002, at 118 West Airport Road, Lititz, Pennsylvania.

           We ask you to approve the merger of Equipment Finance with and into Sterling EFI Acquisition Corporation, a wholly owned subsidiary of Sterling Financial Corporation. The transaction is described in the materials we are sending to you and provides for Equipment Finance to ultimately become a subsidiary of Bank of Lancaster County, N.A., a wholly owned subsidiary of Sterling Financial.

           It is important that your shares be represented at the Special Meeting whether or not you are personally able to attend and regardless of the number of shares you own. We urge you to sign and date the enclosed proxy and return it in the enclosed envelope as soon as possible. If you do attend the meeting and wish to vote in person, you must give written notice to the Secretary of Equipment Finance so that your proxy will be superseded by any ballot that you submit at the meeting.

           If you have any questions regarding the transaction or otherwise, please contact us.

                                              Sincerely,


                                              George W. Graner
                                              President